

THE GLOBAL ECONOMIC & INVESTMENT ENVIRONMENT AND STRATEGY

42nd Annual Client Workshop
Park Hyatt Aviara Resort, Carlsbad, CA

February 15 - 18, 2024

Presented by:

Roger J. Sit
CEO & Chief Investment Officer


Sit Investment Associates

Sit Investment Associates

GLOBAL ECONOMIC & INVESTMENT ENVIRONMENT

I. **We think a short, shallow recession will occur in the first half of 2024, but do recognize the increased possibility of a soft landing. Still expect economic growth to improve in late 2024.**
   - Interest rate increases and quantitative tightening are downshifting economic growth and causing disinflation.
   - More impact from earlier central bank actions still to materialize. Historically it takes 12 months for monetary policy actions to impact the economy. Material rate increases started June 2022.
   - Tighter lending standards due to two U.S. bank failures and a nervous banking system will further stifle growth.
   - China economic growth is struggling due to real estate problems, trade restrictions, and structural issues.
   - Europe is in a mild recession due to export declines and geopolitical issues.
   - Material Federal debt in the U.S. and rest of the world will further limit ability to grow.
   - Geopolitical issues surfacing all over the world create more uncertainty and slow economic activity.
   - More accommodative monetary policies are not likely in the immediate term. We think interest rates have peaked but will stay high for longer.
     - Inflation moderating due to demand destruction resulting from tighter monetary policies and excessive stimulus money having burned off. Central bankers' inflation targets, however, are taking longer to reach than desired.
     - We anticipate in the U.S. three or four rate cuts in 2024 resulting from more visible economic slowing and better inflation picture. The first rate cut will likely occur mid-year. Euro area and the UK will likely cut by late summer.

II. **Markets are likely to be volatile through the first half of 2024.**
   - Investor focus is on the health of the economy and future path of interest rates. Markets are worried that central bankers will make a policy mistake and cause a deeper recession.
   - The difficulty in the near term to determine the strength and timing of global economic conditions, and in turn corporate business activities, are resulting in ongoing market volatility; "risk off" and "risk on" days.
   - Should have more clarity on economic conditions and interest rate path by mid-2024. This clarity should calm the markets.

III. **We think the markets should be looking past any slowdown in early 2024 to an eventual recovery in late 2024.**
   - The markets are an anticipatory (or discounting) mechanism and are focused roughly 12 months out.
   - With our expected return to growth in late 2024 and inflation moderating further, the yield curve should normalize and the stock market should move higher and broaden.
   - Equity market valuations on consensus estimates look reasonable relative to history and expected level of interest rates.
   - Material moderating inflation data, slowing economic activity, and dovish central bank monetary policies will be positive market catalysts.

Sit Investment Associates

MONETARY POLICIES HAVE BEEN AGGRESSIVE TO REDUCE INFLATION

Policy Rate Changes, Developed Markets



Source: FactSet

* upper bound

U.S. Federal Reserve Assets
$ Trillion



Source: Federal Reserve

Pace of U.S. Monetary Tightening Cycles
Increase in Fed Funds Rate, Basis Points



Source: Federal Reserve, CME Group

European Central Bank Assets
Euro, Trillion



Source: European Central Bank

Source: Factset 2/5/24, CME Group 2/5/24, Federal Reserve 2/5/24, European Central Bank 2/5/24

Sit Investment Associates

GLOBAL PURCHASING MANAGERS' INDICES SHOW SLOWING ACTIVITY

Manufacturing Purchasing Managers' Indices



Source: S&P Global

Services Purchasing Managers' Indices



Source: S&P Global

Global Short-Term Interest Rates vs. Manufacturing PMI



Source: S&P Global, FactSet

Purchasing Managers' Index vs. Money Supply Growth
Euro Area



Source: European Central Bank, S&P Global

Sit Investment Associates

CONSUMER DATA AND HOUSING SHOWING SLOWDOWN

Consumer Confidence
Normal = 100, Seasonally-Adjusted



Source: OECD

U.S. Retail & Food Services Sales, ex. Autos
Seasonally-Adjusted, December 2019 = 100



Source: U.S. Census, Bureau of Economic Analysis

U.S. Wholesale Trade Inventory-to-Sales Ratio
Seasonally-Adjusted



Source: Census Bureau

U.S. Single-Family Building Permits and Housing Starts
Seasonally-Adjusted Annualized Rate, Thousands



Source: Census Bureau

U.S. Home Sales
Seasonally-Adjusted Annualized Rate, Thousands



Source: Census Bureau, National Association of Realtors

Source: Bureau of Economic Analysis 2/5/24, U.S. Census Bureau 2/5/24, National Association of Realtors 2/5/24, OECD 2/5/24, Bank of America Global Research 2/5/24

Sit Investment Associates

U.S. CONSUMERS FEELING THE DEBT PAIN

U.S. Household Debt Outstanding by Category
Percent Change Since Q1 2021



Largest to Smallest Amount Outstanding
20%
21%
16%
1%
47%
34%
7%
Total
Mortgage
Auto Loan
Student Loan
Credit Card
Other
HELOC

Source: Federal Reserve Bank of New York

U.S. Revolving Consumer Credit Outstanding
Billion



December 2023 = $1.31T
Recession
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
'99 '01 '03 '05 '07 '09 '11 '13 '15 '17 '19 '21 '23

Source: Federal Reserve

Average Interest Rate on Credit Cards



23%
21%
19%
17%
15%
13%
11%
'95 '97 '99 '01 '03 '05 '07 '09 '11 '13 '15 '17 '19 '21 '23

Source: Federal Reserve









Personal interest payments (% of personal income)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1960 - Jan
1970 - Aug
1981 - Mar
1991 - Oct
2002 - May
2012 - Dec
2023 - Jul

Source: UBS Research

Transition into Delinquency by Loan Type
Percent of Balance 30+ Days Past Due
Mortgage: Q4 @ 3.0%
Auto loans: Q4 @ 7.7%
HELOC: Q4 @ 2.0%
Credit card: Q4 @ 8.5%
Student loan: Q4 @ 0.9%
16%
14%
12%
10%
8%
6%
4%
2%
0%
03 05 07 09 11 13 15 17 19 21 23

Source: New York Fed Consumer Credit Panel, Equifax and Wells Fargo Economics

Credit-card spending volume
Wells Fargo
JPMorgan
Citigroup
BofA
2019
2020
2021
2022
2023
$0 trillion
0.8
1.6
2.4
Credit-card loan balances
JPMorgan
Wells Fargo
Citigroup
BofA
2019
2020
2021
2022
2023
$0 billion
250
500
Source: the companies

Source: Federal Reserve, Bank of New York 2/13/24, UBS Research 1/20/24, Wells Fargo Research 2/8/24, Wall Street Journal 1/25/24

Sit Investment Associates

U.S. EMPLOYMENT PICTURE SOFTENING



Nonfarm payrolls, change from a month earlier

900 thousand — January **+353,000**

Note: Seasonally adjusted
Source: Labor Department



Quits per year

2023 **44.5M**



Quits rate*

December **2.2%**



Unemployed people and job openings*

December Job openings **9.0M**

Unemployment **6.3M**

*Seasonally adjusted
Sources: Labor Department (quits per year, unemployed people, job openings); Labor Department via St. Louis Fed (quits rate)



Share of total jobs added, by sector

January 2023 to July
July to January 2024

(Healthcare, Government, Leisure and hospitality, Goods producing, Professional services, Retail, All remaining services)



Private sector employment ex leisure & hospitality and health care & education

6m diff, Mln.



Temporary help workers

6m MA Thous.



Small Business Hiring Plans
Net % of Firms That Plan to Hire in Next Three Months

Plan to Hire: Dec @ 16%

Source: NFIB and Wells Fargo Economics

Source: Wall Street Journal 1/31/24 & 2/3/24, Deutsche Bank Research 1/3/24, Wells Fargo Research 1/12/24

Sit Investment Associates

CHALLENGES FOR BANKS AND U.S. ECONOMY


Maturing Loans by Lender Type (in $Bn)
Banks
CMBS
Life Cos
GSE
Other
$700.0
$600.0
$500.0
$400.0
$300.0
$200.0
$100.0
$0.0
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027

U.S. C&I Credit Standards vs. Loan Growth


Net % Tightening*, Adv. 15M, LHS
C&I Loans, Y/Y%, RHS
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
30%
20%
10%
0%
-10%
-20%
-30%
Inverted Scale
* Senior Loan Officer Opinion Survey: Net Percent Tightening Standards for Commercial & Industrial Loans
'95
'00
'05
'10
'15
'20
'25E

Source: Federal Reserve

Small and medium-sized banks' share of all outstanding loans, by type


Commercial real estate
67%
Other consumer loans
48
Loans (overall)
38
Residential real estate
37
Commercial and industrial
28
Credit cards
27
Auto loans
15

Note: Small and medium-sized banks are domestically chartered banks that are smaller than the top 25 U.S. lenders
Source: Federal Reserve

U.S. commercial mortgage-backed securities loan delinquency


Nov. 30, 2023
2024 forecast
2025 forecast
Office
Multifamily
0%
2
4
6
8
10

Source: Fitch Ratings

Source: Federal Reserve 2/5/24, Wall Street Journal 6/13/23 & 1/17/24, Morgan Stanley 12/14/23

Sit Investment Associates

NEGATIVE ECONOMIC DATA FROM CHINA

In the first half of 2023, China's share of U.S. imports fell to its lowest level in 20 years. The U.S. has turned to Mexico, Canada, Europe and other parts of Asia to offset its decreased appetite for electronics, toys and other goods from China.

Percentage of total trade with U.S.



China's share of U.S. goods imports and exports



Percentage of U.S. goods imports, 12-month rolling sum



Estimated local government debt burden in China, percentage of gross domestic product



Major sources of local government funding, excluding debt



*Debts held through local government-owned corporate financing vehicles.
Note: 1 trillion yuan = $137 billion
Sources: International Monetary Fund (government debt); CEIC (government funding)

China Foreign Direct Investment, Inflows
Four-Quarter Moving Average, Billions of USD



Source: Oxford Economics

China investment, change from a year earlier



*Includes autos, energy production, and communications and electronics equipment
Source: GlobalData TSLombard

Source: Wall Street Journal 8/14/23, 10/13/23 & 1/18/24; Oxford Economics 2/7/24

Sit Investment Associates

POOR CHINA STRUCTURAL ISSUES


China's working-age population
1 billion
0
PROJECTIONS
1990 2000 '10 '20 '30 '40 '50


Consumer loans as a percentage of Chinese disposable income*
100%
75
50
25
0
1998 2000 '05 '10 '15 '20


Results from People's Bank of China urban depositors survey
60%
Prefer to increase savings deposits
40
Prefer to increase consumption
20
Willing to buy a house
0
2010 '15 '20


Surveyed urban youth unemployment rate
Dec. 2023, 14.9%
22.5%
20.0
17.5
15.0
12.5
10.0
7.5
5.0
2.5
0
2022
'23

Note: Urban youth includes people ages 16-24.
Source: China's National Bureau of Statistics


China's total factor productivity growth, annual change
5%
4
3
2
1
0
1980 '90 2000 '10


Chinese corporations' average return on assets
10%
Privately owned
State owned
8
6
4
2
0
2017 '18 '19 '20 '21 '22

Sit Investment Associates

Source: Wall Street Journal 8/21/23, 8/25/23 & 1/24/24, New York Times 8/9/23

EUROPE EXPERIENCING MATERIAL SLOWDOWN

Services Purchasing Managers' Index



Manufacturing Purchasing Managers' Index



Source: S&P Global   <50 Contracting   >50 Expanding

Real GDP Growth
SA/CA, Q/Q Percent Annualized



Source: Eurostat

Source: S&P Global 2/7/24, Eurostat 2/7/24

U.S. DOWNGRADE FLASHES WARNING SIGN



Deficits or surpluses and debt interest of countries rated AAA or AA, 2023 estimate

- **Deficit**, percentage of GDP†
- **Surplus**, percentage of GDP†
- **Interest**, percentage of revenue

← Surplus | Deficit/interest →



U.S. Federal Budget
$ Trillion, by Fiscal Year

- Federal Budget Surplus (Deficit), LHS
- Debt Held by Public, % of GDP, RHS

CBO Forecast

Source: Congressional Budget Office



U.S. Federal Spending
$ Billion, Fiscal 2023

Total Outlays: $6,134

Mandatory Spending $4,412

- Social Security $1,348
- Medicaid $616
- Medicare $1,016
- Other $773
- Net Interest $659
- Defense $805
- Non-Defense $917

Source: Congressional Budget Office



U.S. Federal Spending
$ Billion, Fiscal 2023

Total Outlays: $6,134

Mandatory Spending 72%

- Social Security 22%
- Medicaid 10%
- Medicare 16%
- Other 13%
- Net Interest 11%
- Defense 13%
- Non-Defense 15%

Source: Congressional Budget Office

Source: Wall Street Journal 8/11/23, Congressional Budget Office 2/5/24

Sit Investment Associates

HOW HOUTHI ATTACKS IN THE RED SEA HAVE UPENDED GLOBAL SHIPPING



Houthi attack involving commercial vessels
Other Houthi attacks in the Red Sea
Armed Houthi fighters boarded a commerical vessel.
Three commercial vessels were struck in one day on Dec. 3.
Four continuous days of attacks.
U.S. and allies started launching airstrikes against the Houthis.
Nov. 15, 2023
Dec. 1
Dec. 15
Jan. 1, 2024
Jan. 12
Jan. 15

Note: Attacks involving commercial vessels are attacks where at least one commercial ship is struck or targeted usually with drones or missiles. Data as of Jan. 20. · Source: United States Central Command



Cost of shipping a container from China to Northern Europe
From China to U.S. East Coast
$20,000
10,000
Prices spiked around the pandemic.
Houthi attacks in the Red Sea began.
2019
2020
2021
2022
2023
2024

Source: Freightos Data



Route of the Maersk Hong Kong How the route changes affected one ship's speed
Atlantic Ocean
Port Said
BEFORE ATTACKS
NOV. 2023
12 days
Singapore
Pacific Ocean
Cape of Good Hope
AFTER ATTACKS
DEC. 2023–JAN. 2024
1 month

Source: Spire Global

THE NEW YORK TIMES

Sit Investment Associates

Source: Wall Street Journal 2/2/24

FED'S FAVORITE INFLATION GAUGES SLOWING BUT NOT FAST ENOUGH?

U.S. PCE Price Index
Change from a Year Earlier



Source: Bureau of Economic Analysis

U.S. Core PCE Price Index*
Y/Y Percent



*excludes food and energy

Source: Bureau of Economic Analysis

U.S. Employment Cost Index
Y/Y Percent



Source: Bureau of Labor Statistics

U.S. Average Hourly Earnings
All Employees, Total Private, Nominal, NSA



Source: Bureau of Labor Statistics

U.S. Average Weekly Earnings
All Employees, Total Private, Nominal, NSA



Source: Bureau of Labor Statistics

Source: Bureau of Economic Analysis 2/5/24, Bureau of Labor Statistics 2/13/24

Sit Investment Associates

GLOBAL INFLATION STILL TOO HIGH

Consumer Price Index
Excluding Food and Energy, Y/Y Percent


10%
8%
6%
4%
2%
0%
-2%
U.K.
U.S.
Euro Area
Japan
U.S. (Core PCE)
China
'18
'19
'20
'21
'22
'23
'24

Source: FactSet

Sit Investment Associates

Source: Factset Research Systems 2/13/24

16

U.S. LABOR MARKET PARTICIPATION RATE IMPROVING



Sources of the Shortfall in Labor Market Supply
2022 Versus 2020

Source: Domash, A. and Lawrence H. Summers, 2022. "How Tight are the U.S. Labor Markets?" NBER Working Paper 29739.

U.S. Civilian Labor Force Participation Rate
By Age Group, Seasonally-Adjusted, 2/28/20 = 100



Source: Department of Labor

U.S. Nonfarm Payrolls
Monthly Change, 000



2011-2019 avg.

2023-2024

Unemployment Rate (%)



Labor Participation Rate (%)



Source: Empirical Research Partners 5/25/22, Department of Labor 2/5/24

Sit Investment Associates

17

EXCESS SAVINGS REDUCED

U.S. Personal "Excess" Savings



Source: Bureau of Economic Analysis

U.S. Personal Savings Rate
Savings as a Percent of Disposable Income



2015-2019 Trendline

Source: Bureau of Economic Analysis

Household Savings Rates
Percent of Disposable Income



Source: Factset, National Sources

U.S. Excess Savings by Income Quartile, $Bil.



Source: Bureau of Labor Statistics, Federal Reserve, Morgan Stanley Research forecasts

Source: Bureau of Economic Analysis 2/5/24, FactSet & National Sources 2/5/24, Morgan Stanley 11/10/23

Sit Investment Associates

U.S. RATE CUTS IN THE FUTURE

Real Fed Funds Rate
Percent



Source: Federal Reserve, BEA, NBER





Source: Federal Reserve, BEA, NBER 2/7/24, Bloomberg 2/13/24



When will the ECB start to cut interest rates?
% of responses



Global Central Bank Policy Rate Cycles

Number of Central Banks. . .
- Hiking Rates
- Cutting Rates
- Net Hikes (Cuts)

Source: World Bank, Bank for International Settlements

Sit Investment Associates

Source: Financial Times 12/31/23, World Bank, Bank for International Settlements 2/5/24

Consensus Real GDP Growth Forecast
Y/Y%, Median



Source: FactSet

Consensus Real GDP Growth Forecast
United States



Source: Bloomberg

Source: Factset Research Systems 2/5/24, Bloomberg 2/5/24

Sit Investment Associates



Peak-to-Trough GDP % & Duration of Prior Recessions

Source: FactSet, NBER



Payrolls, change from peak to trough, by recession*

*Seasonally adjusted. Blue collar includes mining, construction, manufacturing, retail warehousing, and leisure and hospitality. White collar includes information, finance and professional and business services. Source: Labor Department.

Source: FactSet, NBER 2/13/24, Wall Street Journal 1/9/23

Sit Investment Associates

22

MARKETS DEFY EXPECTATIONS IN 2023, BUT VERY NARROW LEADERSHIP



	2023	**YTD 2024**
Nasdaq Composite	43%	7%
S&P 500	24%	5%
Dow Industrials	14%	3%



Percentage of S&P 500 Stocks Outperforming Index



S&P 500 Index Price Returns
12/31/22 = 100



Source: FactSet

FAANG + MNT contributed 63% of the total S&P 500 Return in 2023 and 58% YTD 2024





*FAANG + MNT includes: META, AMZN, AAPL, NFLX, GOOG/GOOGL, MSFT, NVDA, and TSLA

Sit Investment Associates

Price/Earnings Ratio ✖ Earnings ▬ Price

Therefore, for Price to Increase:

- Price/Earnings Ratio Has to Expand and/or
- Earnings Have to Increase

S&P 500 Price Returns, Contribution from EPS and PE



Source: FactSet Research Systems 2/5/24

Sit Investment Associates

S&P 500 CONSENSUS EPS TRENDING LOWER, BUT OK

Positive <u>EPS</u> Surprises
S&P 500 Index



Source: Factset

Positive <u>Revenue</u> Surprises
S&P 500 Index

67% of S&P 500 Index constituents have reported



Source: Factset

S&P 500 Consensus EPS Estimates
Bottom-Up, Calendar Year



Source: FactSet

Source: FactSet Research Systems 2/13/24

Sit Investment Associates

(Based on 2023 Estimates)



Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 22.8x is based on 2023 est. operating EPS of $212.97

(Based on 2024 Estimates)



Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation of 20.3x is based on 2024 est. operating EPS of $238.95

Source: Factset Research Systems 1/31/24

Sit Investment Associates

26

U.S. EQUITY VALUATIONS REASONABLE EXCLUDING "MAGNIFICENT SEVEN"



P/E using 2023 Est.
50x
45x
40x
35x
30x
25x
20x
15x
10x
5x
0x
31-JAN-2014
30-MAY-2014
30-SEP-2014
30-JAN-2015
29-MAY-2015
30-SEP-2015
29-JAN-2016
31-MAY-2016
30-SEP-2016
31-JAN-2017
31-MAY-2017
29-SEP-2017
31-JAN-2018
31-MAY-2018
28-SEP-2018
31-JAN-2019
31-MAY-2019
30-SEP-2019
31-JAN-2020
29-MAY-2020
30-SEP-2020
29-JAN-2021
31-MAY-2021
30-SEP-2021
31-JAN-2022
31-MAY-2022
30-SEP-2022
31-JAN-2023
31-MAY-2023
29-SEP-2023
31-JAN-2024
MAGNIFICENT SEVEN Price to Earnings using FY1 Est
REST OF MARKET Price to Earnings using FY1 Est
Total Price to Earnings using FY1 Est



P/E using 2024 Est.
40x
35x
30x
25x
20x
15x
10x
5x
0x
31-JAN-2014
30-MAY-2014
30-SEP-2014
30-JAN-2015
29-MAY-2015
30-SEP-2015
29-JAN-2016
31-MAY-2016
30-SEP-2016
31-JAN-2017
31-MAY-2017
29-SEP-2017
31-JAN-2018
31-MAY-2018
28-SEP-2018
31-JAN-2019
31-MAY-2019
30-SEP-2019
31-JAN-2020
29-MAY-2020
30-SEP-2020
29-JAN-2021
31-MAY-2021
30-SEP-2021
31-JAN-2022
31-MAY-2022
30-SEP-2022
31-JAN-2023
31-MAY-2023
29-SEP-2023
31-JAN-2024
MAGNIFICENT SEVEN Price to Earnings using FY2 Est
REST OF MARKET Price to Earnings using FY2 Est
Total Price to Earnings using FY2 Est

Source: Factset Research Systems 2/2/24

Sit Investment Associates

27

U.S. EQUITY VALUATIONS REASONABLE EXCLUDING TECHNOLOGY SECTOR

	Current NTM P/E	20 yr avg NTM P/E	Premium/Discount to S&P 500		
			Current	20 yr avg	Spread
S&P 500	**20.5x**	**15.8x**			
S&P 500 / Information Technology -SEC	28.8x	17.1x	8.3	1.3	7.0
S&P 500 / Consumer Discretionary -SEC	25.9x	20.9x	5.4	5.0	0.3
S&P 500 / Materials -SEC	19.3x	15.1x	-1.2	-0.7	-0.5
S&P 500 / Health Care -SEC	19.2x	15.0x	-1.3	-0.8	-0.5
S&P 500 / Industrials -SEC	20.4x	16.7x	-0.1	0.9	-1.0
S&P 500 / Consumer Staples -SEC	19.6x	17.6x	-0.9	1.7	-2.6
S&P 500 / Financials -SEC	14.9x	13.0x	-5.6	-2.8	-2.8
S&P 500 / Communication Services -SEC	18.7x	17.4x	-1.8	1.6	-3.4
S&P 500 / Utilities -SEC	15.0x	15.5x	-5.5	-0.3	-5.2
S&P 500 / Energy -SEC	11.6x	15.0x	-8.9	-0.8	-8.1

	Current NTM P/E	20 yr avg NTM P/E	Premium/Discount to S&P 500		
			Current	20 yr avg	Spread
S&P 500 / Software -IND	32.8x	19.9x	12.4	4.1	8.2
S&P 500 / Semiconductors -SUB	30.3x	17.8x	9.8	1.9	7.9
S&P 500 / Technology Hardware & Equipment -IG	24.7x	16.0x	4.2	0.2	4.0

Sit Investment Associates

ESTIMATES FOR AI STOCKS HAVE SEEN STRONG UPWARD REVISIONS



Share of each job's functions exposed to AI, by Industry

Source: O*NET, BLS, Census, Felten et al. (2021), Evercore ISI Research



Impact of Innovations in AI on IT Investment Priorities in 2023



Global Artificial Intelligence Market Size



Source: Evercore ISI 8/6/23, Morgan Stanley 1/16/24, Statista, Factset, Piper Sandler, IDC 6/30/23, Credit Suisse 8/8/23

Sit Investment Associates

FUNDAMENTALS SUPPORT MAGNIFICENT SEVEN VALUATIONS



S&P 500: 10-Year LTM EPS CAGR
- MAG SEVEN: 34.7%
- REST OF MARKET: 4.4%
- S&P 500: 7.3%



S&P 500: 2024 EPS Growth Estimate
- MAG SEVEN: 25.9%
- REST OF MARKET: 10.5%
- S&P 500: 12.8%



S&P 500: Mag 7 Characteristics*
- Operating Margin: MAG SEVEN 28%, REST OF MARKET 19%
- ROIC: MAG SEVEN 26%, REST OF MARKET 12%
- Net Debt/EBITDA: MAG SEVEN -0.5x, REST OF MARKET 1.5x

MAG SEVEN   REST OF MARKET



S&P 500: Elevated Mag 7 Valuation Backed by EPS Growth
- P/E using FY2 Est: MAG SEVEN 28x, REST OF MARKET 17x
- Est 3-5 Yr EPS Growth: MAG SEVEN 19%, REST OF MARKET 10%
- PEG Ratio: MAG SEVEN 1.5x, REST OF MARKET 1.6x

MAG SEVEN   REST OF MARKET

*Excludes REITs and Financials

Mag. 7 includes: Apple, Amazon, Google, Meta, Microsoft, NVIDIA, and Tesla

Source: Factset Research Systems 2/9/24

Sit Investment Associates

BROADENING OF EARNINGS KEY THEME GOING FORWARD



Year-Over-Year LTM EPS Growth - S&P 500
80%
60%
40%
20%
0%
-20%
-40%
Dec 2021
Mar 2022
Jun 2022
Sep 2022
Dec 2022
Mar 2023
Jun 2023
Sep 2023
Dec 2023
Mar 2024
Jun 2024
Sep 2024
Dec 2024
Mar 2025
Jun 2025
Sep 2025
Dec 2025
MAG SEVEN
REST OF MARKET
EPS Gr. Differential

Sit Investment Associates

Source: Factset Research Systems 2/9/24

LARGE CAP VALUATIONS
HIGHER END OF HISTORICAL RANGE, BUT JUSTIFIED?













Source: FactSet Research Systems 2/9/24

MID CAP VALUATIONS
MIDDLE-OF-THE-ROAD



Russell Mid Cap - PE - NTM
26x
24x
22x
20x
18x
16x
14x
12x
10x
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



Russell Mid Cap - PEG - NTM
2.5x
2.0x
1.5x
1.0x
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



Russell Mid Cap Growth - PE - NTM
40x
35x
30x
25x
20x
15x
10x
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



Russell Mid Cap Growth - PEG - NTM
2.5x
2.0x
1.5x
1.0x
0.5x
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



Russell Mid Cap Value - PE - NTM
20x
18x
16x
14x
12x
10x
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23



Russell Mid Cap Value - PEG - NTM
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: FactSet Research Systems 2/9/24

Sit Investment Associates

33

SMALL CAP VALUATIONS ATTRACTIVE







Source: Wall Street Journal 1/31/24, FactSet Research Systems 2/9/24

VALUATION ATTRACTIVE OUTSIDE MAGNIFICENT SEVEN



NTM P/E
35x
30x
25x
20x
15x
10x
5x
0x
30.1x
18.1x
17.7x
15.1x
13.5x
10.9x
02/09/2024
Magnificent Seven
Rest of S&P 500
MSCI World Index
MSCI Japan
MSCI EAFE
MSCI United Kingdom



MSCI sector forward price-to-earnings ratio
Developed eurozone
U.K.
U.S.
Overall market
Technology
Financials
Healthcare
Consumer discretionary
Consumer staples
Communication services
Energy
Utilities
Industrials
Materials
0 times
5
10
15
20
25
Source: Refinitiv

Source: Factset Research Systems 2/9/24, Wall Street Journal 2/3/24

Sit Investment Associates

EARNINGS YIELDS HIGHER THAN BOND YIELDS GLOBALLY











Source: FactSet Research Systems 2/9/24

Sit Investment Associates

36

STOCK-MARKET BULLS SALIVATE OVER $8.8 TRILLION CASH PILE


Assets in money-market funds and CDs*
Time deposits (CDs)
Money-market funds
$8 trillion
6
4
2
0
1985
'90
'95
2000
'05
'10
'15
'20
Money-market-fund assets as a percentage of money supply (M2)*
50%
40
30
20
10
0
1985
'90
'95
2000
'05
'10
'15
'20

*Quarterly data, through third-quarter 2023
Sources: Federal Deposit Insurance Corp. (assets in CDs); Federal Reserve (assets in money-market funds, money supply)

Historically, money markets tend to see outflows (benefiting equities) once rate cuts are underway


US money market mutual funds total net assets and US policy rate
12
10
8
6
4
2
0
60
50
40
30
20
10
0
-10
-20
-30
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
Fed funds target rate (%)
Total net assets (% YoY, rhs)

Source: ICI, Haver Analytics and Morgan Stanley Research

Sit Investment Associates

Source: Wall Street Journal 1/19/24, Morgan Stanley 1/16/24

37

MARKETS ARE ANTICIPATORY

Equities historically bottom half-way through recessions



S&P 500 average price path in recessions (100 at trough)
Recession
Post-war recessions average
Equity market bottom
trading days

S&P 500 median price path in recessions (100 at trough)
Recession
Post-war recessions median
Equity market bottom
trading days

Fed Pivot Likely to Support Equities



Fed Pivot
USD strength on expectations Bundesbank will cut rates
Low growth/recession in Europe
German Lombard rate
MSCI Europe USD (rebased)
UK bank rate
Fed policy rate
S&P 500 (rebased)

Much like today, EU equities took off following the 1995 Fed pivot into the soft landing despite a later pivot in Europe

Sit Investment Associates

Source: Deutsche Bank 12/2/22, Morgan Stanley 1/16/24

INVESTMENT STRATEGY: TAX-EXEMPT BONDS

I. Shorten duration modestly during the year.

- The tax-exempt yield curve, while modestly inverted on the short end, remains steep despite the inverted U.S Treasury curve. Ratios to U.S. Treasuries are rich across the curve.

- Longer than the benchmark durations will likely be rewarded in the near term, as economic growth and inflation slows.

II. Remain focused on securities that provide a high level of interest income, which is the primary source of returns over longer term cycles.

- Tax-exempt bonds continue to offer modestly attractive yields relative to taxable bonds on an after-tax basis; particularly for individuals.

  o Continue to emphasize revenue bonds with stable to growing demand fundamentals that offer attractive yields (i.e., single- and multi-family housing, hospitals with dominant market share, airports, toll roads and essential service bonds).

  o Revenue bonds typically offer higher yields than general obligation bonds.

  o Revenue bonds typically have a much lower proportion of employee costs and less exposure to pressure from pension and Other Post-Employment Benefits (OPEB) liabilities.

  o Be very selective in sectors still recovering from impacts of COVID-19, such as senior living and mass transit.

  o Emphasize security structures that provide added yield without additional credit risk (i.e., callable bonds, sinking fund or convertible coupon bonds).

- Tax-exempt closed-end bond funds, with yields close to 5.0% and discounts close to 11%, remain attractive.

III. Maintain a diversified portfolio of quality securities, as well as seeking yield by emphasizing structure over lower credit quality.

- Tax-exempt credit spreads have narrowed considerably after the historic widening in the early days of the pandemic. They are historically tight.

- Yield spreads have widened on select "A" and "Baa" rated municipals. Selectivity will be key on avoiding credit issues and enhancing portfolio returns.

Sit Investment Associates

IV. Maintain broad issue and geographic diversification.

- Minimize headline risk as ratings agencies make further revisions to ratings criteria. Bond insurance, while making strides with respect to penetration, is not likely to regain its presence as a major market participant in 2024.

- Minimize impact of fiscal stresses on state and local governments.

V. Credit Rating Downgrades

- Downgrades will accelerate modestly as a result of the COVID-19 economic stimulus payments winding down and income tax collections slowing with the economic slowdown.

- Defaults, however, should not be large in amount or number.

Sit Investment Associates

TAX-EXEMPT RATIOS ARE RICH TO HISTORICAL AVERAGE

(as of January 31, 2024)



5 Year AAA-Rated GO / 5 Year U.S. Treasury Bond
Average Percentage: 79.4%
61.1%

10 Year AAA-Rated GO / 10 Year U.S. Treasury Bond
Average Percentage: 85.2%
60.4%

30 Year AAA-Rated GO / 30 Year U.S. Treasury Bond
Average Percentage: 93.7%
83.7%

Sit Investment Associates

Source: Bloomberg Barclays Finance L.P., Thomson Municipal Market Data

INVESTMENT STRATEGY: TAXABLE BONDS

I. We are extending bond portfolio durations to slightly longer than benchmark durations. We think the sweet spot of the yield curve will be in two-to-six-year maturities or the "belly of the curve."

II. Look for the yield curve inversion to revert to a flat to modestly upward sloping yield curve. The Fed will cut rates in the second half of the year.

III. Despite sluggish economic growth, we expect few corporate bond defaults and for most bond sectors to outperform treasury bonds.

IV. Mortgage securities are posed to have an especially good year. After a disastrous 2022 and minimal market improvement in 2023, mortgage bonds, both government agency guaranteed, and non-agency guaranteed should recover as mortgage rates begin to come back down.

V. Wide closed-end fund discounts and 6% dividend yields make closed-end bond funds attractive. We expect the many shareholder-friendly events to continue throughout 2024.

Sit Investment Associates

INVESTMENT STRATEGY: GLOBAL EQUITIES

I. **We are in a stock picker's market.**

- Earnings growth is key to stock price appreciation and sustaining appreciation.
- Invest in high quality companies that have unit growth in sales, pricing power and improved margins resulting from volume/efficiency scalability. This should lead to strong, more predictable earnings growth.
- Focus on companies with strong balance sheets that are cashflow generative. We want to invest in companies that can survive tough economic times.
- Prefer growth stocks that can pay an increasing dividend.
- Focus on stocks with earnings growth fundamentals that can justify valuations.

II. **Invest in a diversified portfolio.**

- Difficult to predict the timing and strength of economic conditions but believe economic conditions will improve in late 2024.
- Seek exposure to secular growth sectors, cyclical growth sectors and defensive sectors.
  - Secular growth sectors (technology, health technology, health services)
  - Cyclical growth sectors (capital goods, energy, transportation)
  - Defensive sectors (consumer non-durables, utilities)
- Secular stock growers provide ongoing growth through slow economic conditions and valuations will become more attractive in an anticipated declining interest rate environment.
- Defensive stocks should provide reduced portfolio performance volatility in the near term.
- Cyclical stock growers should appreciate in anticipation of better economic conditions in 2024. Cyclical growth sectors do best when going into the depths of the recession.

ECONOMIC CYCLE PHASES – MOST DIFFICULT PHASE TO INVEST IS BETWEEN A DOWNTURN AND AN UPTURN

Early Cycle, Mid Cycle, Late Cycle and Recession/Downturn regimes



Contraction <<-->> Expansion
Momentum, Growth,
High Dividends, High Quality, Low Risk
Phase 2 Mid Cycle
Phase 3 Late Cycle
Phase 1 Recovery
Phase 4 Downturn
Low Quality, Small Size, High Risk
High Quality, Low Risk, Large Size

Source: Bank of America/Merrill Lynch 6/23/23

Sit Investment Associates

44

GLOBAL STOCK CORRELATIONS WELL BELOW AVERAGE

The trend in stock-to-stock correlations remain below the long-term average



Macro-driven markets
Average of every stock-to-stock correlation
35%
30%
25%
20%
15%
10%
5%
0%
89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Global stock-to-stock correlation
6 mma
Average

Source: Bank of America/Merrill Lynch 1/31/24

Sit Investment Associates

45

EQUITY SECTOR STRATEGY – OVERWEIGHT

SECTOR	Fundamentals/Themes Within Sector	Favorite Names
TECHNOLOGY (OVERWEIGHT)	• Key themes: AI, machine learning, cybersecurity, cloud computing, e-commerce and digital payments, digital transformations & workflow automation • Semiconductors benefiting from all secular themes in tech, but also ever-increasing utilization in consumer and industrial products • Cost reductions set stage for improved operating leverage in a cyclical recovery • Favor cash flow-generating secular growers and firms where earnings growth supports significant multiple expansion in 2023	NVDA, TSMC, GOOGL, PANW, MSFT, AMZN, ANET, ADBE, CRM, NOW, ACN
HEALTH CARE (OVERWEIGHT)	• Demographics underpin secular growth for health care within a global economy • Health care's innovation engine has never been stronger – producing curative products that improve outcomes at lower costs • Valuations for the overall sector are compelling relative to other defensive/non-cyclical sectors • Favor health insurers and providers bending cost-curves through efficient health delivery models, including outpatient care, telehealth, and home health • Prefer medical device manufacturers addressing chronic medical needs with minimally invasive, yet powerfully effective products and tools	ABT, ATRC, AZN, DXCM, TMO, CNC, MOH, THC, UNH
ENERGY/MATERIALS (OVERWEIGHT)	• Structural supply-side constraints suggest extended period of elevated, if volatile, energy prices – "all-of-the-above" approach needed to meet world's growing energy needs, including both fossil fuels and renewable sources • Energy price-levered companies offer a hedge against inflation and heightened geopolitical risk • Favor energy companies possessing advantaged assets, participating in growing markets (e.g. LNG), and/or with the capacity to sustainably increase shareholder returns • Prefer materials companies with exposure to copper, a key component in renewable energy/EV transition and estimated to be in structural supply deficit	COP, XOM, LNG, NOG, CHRD, SHEL, GLNCY, LYSDY, MP
CAPITAL GOODS (OVERWEIGHT)	• Continued resilience in most major industrial markets, with incremental growth from infrastructure, secular growth end-markets (automation, EV's, electrification), and "near shoring" • Strong pricing overcoming raw costs and supply chain pressures, with cost relief in sight for 2024 • Despite fiscal pressures, global defense spending is rising due to geopolitical threats • Selectivity is key as valuations are above historical averages, especially for companies overexposed to Europe and China • Investment focus on firms with visible growth in automation, aerospace, infrastructure, commodity capex, power/T&D	SIEGY, PH, ETN, HON, GD, HUBB
TRANSPORTATION (OVERWEIGHT)	• Post-Covid shift from goods to services negatively impacting volumes on all modes • Inventory destocking hurting truckers in particular, but this should abate in 2024 • Strong pricing gains and cost actions providing earnings "floor" for trucks, rail, and parcels • Rail fundamentals stable given relative stability from intermodal, ag, coal, and auto • Travel surge boosting airlines, but capacity uptick in 2023 warrants caution • Prefer rails and parcel carriers based on valuation, strong pricing, and capital returns	UNP, FDX, KNX, TFII, ALK

Source: Sit Investment Associates, Inc. 2/8/24

Sit Investment Associates

EQUITY SECTOR STRATEGY – NEUTRAL/UNDERWEIGHT

SECTOR	Fundamentals/Themes Within Sector	Favorite Names
FINANCIALS (NEUTRAL)	• Peaking conditions for banks in terms of NIM, credit, and loan growth. Commercial Real Estate represents ongoing credit risk • Rate increases led to deposit outflows and losses in investment portfolios, but some stabilization in late 2023 • Banks' regulatory headwinds increasing after regional bank failures • Unlike 2008-2009, banks well capitalized and proactively adding to provisions • P&C insurers attractive due to major pricing upcycle, with additional boost from interest income • Sector valuations attractive, but catalysts are lacking - focus on high quality, overcapitalized firms returning capital to shareholders • Underweight regional banks; prefer investment banks, insurers, wealth managers, and select REITs	JPM, CB, AMP, GS, AJG, CG, O
RETAIL TRADE (UNDERWEIGHT)	• Inflation, higher interest rates, and peaking job creation are fundamental headwinds • Consumer spending preferences for experiences (dining out, travel) over goods (hardgoods, apparel) • Covid pandemic has hastened migration to e-commerce and demise of shopping mall • However, most retailers, even AMZN, are finding need to have brick & mortar presence, so are omnichannel (i.e., physical stores, online, pickup, delivery) • Off-price retailers benefitting from excess channel inventory and value-seeking consumers • We favor companies with visible sales outlooks, scale, and differentiated business models	AMZN, LULU, HD, TGT, TJX, ULTA
UTILITIES (UNDERWEIGHT)	• Absolute valuations attractive relative to history, but dividend yields currently less attractive given rate backdrop • Visible rate base growth and long-term growth benefits from changing U.S. energy landscape (wind and solar powered electricity generation, gathering and processing infrastructure for shale oil and gas) • Limited exposure to currency swings and inflationary cost trends • Emphasis on firms with limited rate/regulatory risk and high exposure to renewables	WEC, PPL, NI
CONSUMER NON-DURABLES (UNDERWEIGHT)	• Slow secular volume growth, due to mature developed markets • Increasing competition in many categories from private label, local brands, and healthy/organic • Pickup in at-home food consumption and shift to trusted name brands during Covid; these trends are beginning to wane as price increases test sustainability of market share gains for name brand manufacturers • Reopening of global economies will help EL (makeup, travel) and MDLZ (emerging markets) • Margin pressure from supply chain costs and higher advertising & procurement spending • We favor firms with strong brands, global growth potential, and innovative new product development	STZ, DEO, MDLZ, NSRGY, PEP, PG
COMMUNICATIONS (UNDERWEIGHT)	• Capital intensity with subpar returns for traditional telecom providers • Increasing competition in wireless market as penetration has peaked; Verizon and AT&T have been unable to add premium pricing for 5G service • We favor the service providers that can best monetize the "wireless Internet" including the network edge compute function such as the tower stocks and data center providers • Due to the limited range of 5G signals, more towers or small cells are needed for coverage thus benefitting the tower stocks - furthermore, the network edge compute function will likely be housed around the tower placements, again benefitting tower stocks	AMT

Source: Sit Investment Associates, Inc. 2/8/24

Sit Investment Associates

EQUITY STRATEGY – MAGNIFICENT SIX
(Ordered from Most to Least Preferred)

AMAZON

Investment Thesis	Risks	Valuation
• Dominant position in secular growth markets, including e-commerce, cloud computing, and online advertising • Prime membership strategy and massive logistics investments support "flywheel" of continuous product category expansion • Cost-focus is boosting margins following 2020-22 investment cycle, further augmented by accelerating fees from advertising and imminent Prime price increases	• E-commerce slowing more than expected now that industry has become more competitive and more mature/highly penetrated • Greater competition in cloud, leading to pricing pressure and/or volume shortfalls • AI investment and competition may prompt investment cycle at some point and reverse margin improvement thesis • Regulatory risk in U.S. and Europe	• AMZN valued at 13x EV/2025 EBITDA and 41x 2024 earnings • Valuation metrics near their lowest levels in company's history – multiple expansion possible from here • $100B of cash on balance sheet suggests potential capital return • Our 12-month price target is $220, based on 42x CY25 EPS estimates

META PLATFORMS

Investment Thesis	Risks	Valuation
• Meta Platforms, the parent company of Facebook, Instagram, WhatsApp, Messenger and Oculus, represents a compelling investment opportunity in the rapidly evolving digital landscape. • Improved usage of AI technology has enabled better ad targeting and measurement for advertisers, an improved user experience, higher user engagement, and improved monetization • A strategic decision to move away from the Metaverse would be viewed positively.	• Substantially all of Meta's revenue is currently generated from advertising on Facebook and Instagram, and monetizing Whatsapp and Messenger messaging applications is challenging. • The social media landscape is competitive, and Meta faces competition from existing platforms like TikTok and potential newcomers. • The Reality Labs (virtual reality and Metaverse content) segment continues to produce massive losses ($16.1 billion in 2023). • Regulatory risk in the U.S. and E.U. related to data security, privacy and antitrust concerns.	• Meta is currently trading at 23.3x CY24 EPS and 12.6 x EV/2004 EBITDA estimates vs. historical 5-year average multiples of and 21.1x and 11.3x, respectively. • Upside to estimates is likely given Meta's numerous growth drivers. • $53 B of net cash on the balance sheet suggests substantial capital return (dividends and share repurchases). • Our 12-month price target is $545, based on 21x CY25 EPS of $26

ALPHABET

Investment Thesis	Risks	Valuation
• Alphabet holds the dominant position in the online advertising market. • Well-positioned to benefit from the continued shift of advertising budgets online and a rebound in ad spending in 2024. • Growth drivers include artificial intelligence, cloud computing, the Google Play app store and YouTube ads. • Further cost-cutting will further boost margins.	• Increased competition in the digital advertising market. • Search ad business has been negatively impacted by changes consumers' preferences for where they begin their online searches, such as Amazon or TikTok. • The Google Cloud Platform remains a distant third behind Amazon Web Services and Microsoft Azure • Regulatory risk in the U.S. and E.U. related to data security, privacy and antitrust concerns.	• Currently trading at 21x CY24 EPS and 12.1 x EV/2024 EBITDA estimates vs. historical 5-year average multiples of 23.6x and 12.4x, respectively. • Valuation discounts risk of revenue growth deceleration given AI-related risks to Alphabet's search ad dominance and regulatory concerns. • $100 B of net cash on the balance sheet suggests potential capital return catalyst • Our 12-month price target is $170, based on 20x CY25 EPS of $8.50

Source: Sit Investment Associates, Inc. 2/7/24

EQUITY STRATEGY – MAGNIFICENT SIX
(Ordered from Most to Least Preferred)

MICROSOFT

Investment Thesis	Risks	Valuation
• Dominant position in desktop computing and enterprise software. • A leader in cloud computing (Microsoft Azure platform). • Leadership position in developing and integrating AI technology in its products and services.	• Cyclical risk given dependence on hardware devices including PCs and gaming consoles. • Increased competition in cloud computing vs. Amazon and Alphabet. • Regulatory scrutiny related to data security, privacy and antitrust concerns.	• Microsoft is currently trading at 32.6x NTM EPS and 22.3x EV/NTM EBITDA estimates vs. historical 5-year averages of 28.5x and 18.9x, respectively. • Upside to estimates is likely as Microsoft is a leader in cloud computing and will be an early beneficiary of AI technology. • Our 12-month price target is $475, based on 31x CY25 EPS of $15.30

NVIDIA

Investment Thesis	Risks	Valuation
• Undisputed leader in AI infrastructure and accelerated compute. • Additional growth catalyst in high performance networking. • Example of innovation focused culture - CUDA software ecosystem moat has enabled the GPU/AI compute leadership. • Best revenue and free cash flow growth rate amongst large cap tech.	• AI related growth could decelerate in CY24 or CY25. • Uncertain ROI for AI use cases may lead to cycle pause. • Competitive parallel processing technology emerges.	• Currently trading at 29x CY25 EPS estimates vs. 40x historical average. • Valuation embeds risk of deceleration given AI-related surge in 2023 • Realistic bull case: A $30 CY25/CY26 FCF/EPS ($800+ price target). • Our 12-month price target is $756, based on 28x CY25 EPS of $27

APPLE

Investment Thesis	Risks	Valuation
• Strong product (iPhone, iPad, Mac) and services (App Store) moat. • Brand and product quality enables high margin and free cash flow. • Robust capital allocation - $619B of share repurchase over the last 10 years. • History of innovation as legacy products mature	• Regulatory headwind to high App Store margins. • Smartphone market has matured. • China related risk – macro slowdown and new competition from Huawei. • High valuation for relatively slower growth (2% EPS growth in CY23). • Future growth dependent on uncertain adoption of new products like the Vision pro mixed reality headsets.	• Currently trading at 28x/26x CY24/CY25 EPS estimates vs. 20x 10-yr average. • Higher valuation underpinned by diversified revenue streams, capital return, and breadth of platform • Multiple has likely peaked unless new products or I-phone cycle takes hold • Our 12-month price target is $200, based on 25x CY25 EPS estimates

Sit Investment Associates

Source: Sit Investment Associates, Inc. 2/7/24